VCS VENTURE SECURITIES LLC
(formerly Primary Capital, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

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SEC FILE NUMBER
8-66069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VCS VENTURE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 BROADWAY, SUITE 1502
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN STALANSKI (Name) (212) 404-7696 (Area Code – Telephone Number) JSTALANSKI@NA-VC.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

244 WEST 54TH STREET, 9TH FL (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

1/6/2010 (Date of Registration with PCAOB)(if applicable) 3686 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN STALANSKI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VCS VENTURE SECURITIES LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Wennifer Ramos
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RA6423234
Qualified in Queens County
Commission Expires October 12, 2025

Signature: 3/30/2022

Title:
CHIEF COMPLIANCE OFFICER

Notary Public 03/30/2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
December 31, 2021

Table of Contents

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of VCS Venture Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VCS Venture Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of VCS Venture Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of VCS Venture Securities, LLC’s management. Our responsibility is to express an opinion on VCS Venture Securities, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VCS Venture Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as VCS Venture Securities, LLC’s auditor since 2019.

Adeptus Partners, LLC

New York, New York

March 29, 2022

VCS Venture Securities LLC
(formerly Primary Capital, LLC)
Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	555,238
Prepaid expenses		72,648
Deposit with broker		50,000
Due from broker		19,196
Security deposit		2,400
Other assets		33,616
Total Assets	$	733,098
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	625,354
Total Liabilities		625,354
Members' Equity		107,744
Total Liabilities and Members' Equity	$	733,098

See Notes to Financial Statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

VCS Venture Securities LLC (the "Company", formerly known as Primary Capital, LLC) is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). As of July 14, 2021, Leo Capital Markets, LLC, the Company's single member parent company, sold a twenty percent (20%) interest in the Company to New Age Capital Management, LLC (NACM). The member interests purchase agreement further provides that NACM shall purchase the remaining interests, subject to FINRA approval, upon reaching certain trigger events. Such trigger events have not yet occurred.

Use of estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates and such difference could be material. The Company continually reevaluates all of their accounting estimates based on these conditions and record adjustments when necessary.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. At December 31, 2021, the Company had $235,805 of cash balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recognized on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking and Finder Fees. The Company is engaged by business entities that want to raise funds through a sale of securities and/or to perform investment banking advisory, consulting, due diligence and compliance services. Revenues are earned from fees arising from securities offerings, in which the Company acts as a placement agent or solely as a finder. Other services the Company provides to clients are merger and acquisition related placement services, due diligence and capital raising.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities. Revenue for finder fee services are recognized once the introduced investor is approved and accepted by the issuer or other determining authority.

Accounts receivable

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts, if deemed necessary. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2021, there is no balance for allowance for doubtful accounts deemed necessary by the Company.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future. As of December 31,2021, the Company has determined there is no impairment of long-lived assets.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements (continued)

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. There are no securities owned by the Company on December 31, 2021.

Income taxes

Prior to the sale of a minority interest as discussed above, the Company was a single member limited liability company (LLC) and was considered a disregarded entity for income tax purposes. After the sale, the Company became a multi-member LLC and, accordingly, the Company will file a Federal and state income tax return whereby all components of revenue and expense will be allocated to the members and any income taxes due will be the responsibility of each member.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

Property and equipment depreciation

Depreciation of property and equipment in use is computed using the straight-line method over the estimated useful lives of the assets, generally five to ten years. Fully abandoned property and equipment is accounted for by accelerating the depreciation to the extent of the remaining life prior to abandonment. For the year ended December 31, 2021, the Company abandoned property and equipment, recognizing $51,275 of accelerated depreciation.

2. DUE FROM CLEARING BROKER

At December 31, 2021, the amount due from the Company's clearing broker consists of net commissions receivable.

3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2021 the Company had regulatory net capital of $(920), which was exceeded by net capital requirements by $42,610. The Company's ratio of aggregate indebtedness to net capital was 679.73 to 1.

4. COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. One such claim in dispute was settled subsequent to the year ended December 31, 2021 (see Note 7, SUBSEQUENT EVENTS). In the opinion of management, other actions when ultimately concluded and determined will not have a material adverse effect on results of operations or the financial condition of the Company.

5. LEASES

During the year ended December 31, 2021, the Company rented office space in a shared business center pursuant to a short-term agreement which expired December 31, 2021. The Company did not renew the agreement in 2022.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

6. PAYCHECK PROTECTION PROGRAM LOAN

On April 15, 2020, the company was granted a loan from JP Morgan Chase Bank, NA in the amount of $128,707, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"). The loan carried an interest rate of 0.98% per annum and matures on April 15, 2022. The loan and any accrued interest were forgiven on March 31, 2021. The forgiven principal is included in the Statement of Operations.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through March 28, 2022, the date that these financial statements were issued. The Company settled a Statement of Claim on January 18, 2022 in the amount of $175,000, which has been accrued as of December 31, 2021 in the accompanying Statement of Financial Condition. Other than this, there were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.